Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Loss per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended
	March 31,
	2013		2012

Net (loss)	$(628)		$(8)
Class A Unit holders (ownership percentage)	x	100%	x	100%
Net loss allocable to Class A Unit holders	$(628)		$(8)
Class A Units outstanding	7,500		7,500
Net (loss) per Class A Unit	$(0.08)		$0.00

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